

05008935




Ark
Therapeutics


Ark Therapeutics Group Plc
79 New Cavendish Street
London W1W 6XB
Tel: +44 (0)20 7388 7722
Fax: +44 (0)20 7388 7805
www.arktherapeutics.com

9 June 2005

**BY COURIER**
US Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Washington DC 20549
USA



SEC MAIL PROCESSING
RECEIVED
JUN 13 2005
WASH. D.C.
190
SECTION


SUPPL

**Ark Therapeutics Group plc, Rule 12g3-2(b) Exemption, File No. 82-34804**

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Ark Therapeutics Group plc, Rule 12g3-2(b) File No. 82-34804, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Sincerely,

N.J.C Plummer

Nick Plummer
General Counsel & Company Secretary
Ark Therapeutics Group plc





Kuopio

## ARK THERAPEUTICS GROUP PLC

| | |
|---|---|
| **1.** | **DOCUMENTS MADE PUBLIC PURSUANT TO LAWS OF ENGLAND AND WALES SINCE MAY 3, 2005** |
| 1.1 | Form 88(2) - Return of Allotment of Shares dated May 3, 2005 |
| 1.2 | Form 88(2) - Return of Allotment of Shares dated May 20 2005 |
| **2.** | **DOCUMENTS FILED WITH THE UKLA OR THE LSE (AND MADE PUBLIC THEREBY) SINCE MAY 3, 2005** |
| 2.1 | **Miscellaneous Notifications filed with The London Stock Exchange** |
| 2.1.1 | Announcement dated May 3, 2005 regarding Holding(s) in Company |
| 2.1.2 | Announcement dated May 4, 2005 regarding Strengthened Patent Position |
| 2.1.3 | Announcement dated May 19, 2005 regarding Kerraboot® Marketing Deal |
| 2.1.4 | Announcement dated June 7, 2005 regarding Holding(s) in Company |
| 2.1.5 | Announcement dated June 8, 2005 regarding Listing Applications |
| **3.** | **PRESS RELEASES SINCE MAY 3, 2005** |
| 3.1 | Press release dated May 4, 2005 regarding Strengthened Patent Position (see 2.1.2 above) |
| 3.2 | Press release dated May 19, 2005 regarding Kerraboot® Marketing Deal (see 2.1.3 above) |

Companies House
— for the record —

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*
CHWP000

**Company Number** 4313987

**Company name in full** ARK THERAPEUTICS GROUP PLC

---

**Shares allotted (including bonus shares):**

| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | From (Day Month Year) | To (Day Month Year) |
|---|---|---|
| | 03 05 2005 | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | ORDINARY | |
| Number allotted | 5000 | 6250 | |
| Nominal value of each share | £0.01 | £0.01 | |
| Amount (if any) paid or due on each share *(including any share premium)* | 0.605p | 0.50p | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

---

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX 235 Edinburgh**
For companies registered in Scotland

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name PERSHING KEEN NOMINEES LIMITED | Class of shares allotted | Number allotted |
| Address PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT | ORDINARY | 11,250 |
| CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON | | |
| UK Postcode E14 2BH | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form

**Signed** N.C Plummer **Date** 17/05/2005

~~A director~~ / secretary / administrator / administrative receiver / receiver manager / receiver

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
79 New Cavendish Street
London
W1W 6XB
Tel: 0207 388 7722


Companies House
for the record

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*
CHWP000

| | |
|---|---|
| **Company Number** | 4313987 |
| **Company name in full** | ARK THERAPEUTICS GROUP PLC |

**Shares allotted (including bonus shares):**

| | From (Day Month Year) | To (Day Month Year) |
|---|---|---|
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | 20 05 2005 | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 120000 | | |
| Nominal value of each share | £0.01 | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 0.69p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)* | |

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: PERSHING KEEN NOMINEES LIMITED<br>Address: PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT<br>CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON<br>UK Postcode E14 2BH | Class of shares allotted<br>ORDINARY | Number allotted<br>120,000 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form

**Signed** N R I. Plummer **Date** 07/06/2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
79 New Cavendish Street
London
W1W 6XB
Tel: 0207 388 7722

| Company | Ark Therapeutics Group PLC |
|---|---|
| TIDM | AKT |
| Headline | Holding(s) in Company |
| Released | 18:10 03-May-05 |
| Number | 8268L |

**Ark Therapeutics Group plc**
**3 May 2005**

## Notification of Major Interests in Shares

1. **Name of Company:**
   Ark Therapeutics Group plc

2. **Name of shareholder having a major interest:**
   Lansdowne Partners Limited Partnership

3. **Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest:**
   As in paragraph 2 above

4. **Name of registered holder:**
   n/a

5. **Number of shares acquired:**
   350,000

6. **Percentage of issued class:**
   0.28%

7. **Number of shares disposed:**
   n/a

8. **Percentage of issued class:**
   n/a

9. **Class of Security:**
   Ordinary shares

10. **Date of transaction:**
    29 April 2005

11. **Date Company informed:**
    3 May 2005

12. **Total holding following this notification:**
    8,928,500

13. **Total percentage holding of issued class following this notification:**
    7.06%

14. **Name of contact and telephone number for queries:**
    Nick Plummer - +44 (0)207 388 7722

15. **Name of company official responsible for making this notification:**
    Nick Plummer – General Counsel and Company Secretary

16. **Date of notification:**
    3 May 2005

END

| Company | Ark Therapeutics Group PLC |
|---|---|
| TIDM | AKT |
| Headline | Strengthened Patent Position |
| Released | 07:00 04-May-05 |
| Number | 8281L |

# Ark Therapeutics Group plc

## Ark strengthens international patent position on leading products

**London, UK, 4th May 2005**: Ark Therapeutics Group plc ("Ark" and the "Company"), today announces that it has been issued with several new patents for its products Vitor™ in Europe and also Central Africa, Cerepro™ in China, and Trinam® in Hungary.

Vitor™, an oral therapy for the treatment of muscle wasting (cachexia) that occurs in patients with cancer, has been granted patent protection in Europe and also in the ARIPO countries (Kenya, Malawi, Uganda and Zimbabwe), which can be both be maintained until 2018. Vitor™ is a small molecule in Phase III development in the USA, Canada and Europe. Ark expects to complete enrolment of the Phase III imminently, giving a target date for initial results to be available end of Q3 2005. Vitor™ works by enhancing mitochondrial activity and both reducing protein breakdown and enhancing protein synthesis in muscle cells via the ubiquitin-proteasome pathway. The MHRA recently advised that should the Phase III study results in cancer cachexia, due in H2 2005, show relevant and significant clinical benefits in the treatment's favour, with an acceptable safety profile, then submission via the new decentralised procedure, which comes into effect later this year, would be appropriate.

Cerepro™, a product for the treatment of patients with operable malignant glioma, has been awarded a patent in China which can be maintained until 2019. The adenoviral mediated gene-based medicine (ad.HSV tk), given by multiple injections into the healthy brain tissue of patients following surgical removal of the solid tumour mass, is currently in late stage clinical development. Cerepro™ is suitable for patients with operable gliomas, of which there are approximately 38,000 (1) cases each year in Europe and the USA, and currently 9,000 cases estimated in China. With the progress made to date, Cerepro™ remains on track to become one of the world's first commercially available gene-based medicines, following the first gene therapy licensing of P53 in China earlier this year.

Trinam®, a novel therapy to prevent blood vessels blocking after vascular graft access surgery, has been granted a patent in Hungary which can be maintained until 2017. Trinam® is currently in Phase II trials designed to examine the efficacy and safety of Trinam® in patients undergoing haemodialysis access graft surgery. In the US and Europe, there are an estimated 150,000 cases a year where Trinam® might be used. In patients with haemodialysis access grafts, up to 60% of the grafts block within a year of being inserted, and repeat surgery shows more rapid failure rates. Trinam® is expected to extend the useful life of access grafts and reduce costly repeat procedures. There are currently no approved drug therapies to reduce the failure rates of access graft procedures for haemodialysis patients.

Dr Nigel Parker, CEO of Ark, said, "We continue to make steady progress with the granting of our key product patents. Our strategy has been to ensure we secure patent protection in both traditional and less traditional key pharmaceutical markets. As the latter countries develop they are expected to provide a significant business opportunity."

**Enquiries:**

**Ark Therapeutics Group plc** **020 7388 7722**
Dr Nigel Parker, CEO

**Financial Dynamics** **020 7831 3113**
Lucy Briggs

1. Source: Ark Research

**Ark Therapeutics Group plc**

Ark is a specialist healthcare group (the "Group") with one marketed product and three further lead products in late stage clinical development. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a balanced portfolio of proprietary healthcare products targeted at specific unmet clinical needs within vascular disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant

revenues.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable Ark to take each product through development and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. The Group generally retains ownership of its product candidates throughout clinical development. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets and retains the right to market its lead products in the key North American and European markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Dr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom play leading roles in the Company's research and development programmes.

Ark's shares were successfully listed through an initial public offering on the London Stock Exchange in March 2004 (AKT.L).

*This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, prospective investors are cautioned not to rely on any forward-looking statement.*

END

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| | |
|---|---|
| **Company** | Ark Therapeutics Group PLC |
| **TIDM** | AKT |
| **Headline** | Kerraboot Marketing Deal |
| **Released** | 07:00 19-May-05 |
| **Number** | 4895M |

# Ark signs marketing deal for Kerraboot® in Ireland

19 May 2005, London UK: Ark Therapeutics Group plc today announces that it has signed an exclusive marketing agreement granting BellPharma Limited, the Irish distributor of healthcare products, the sales and marketing rights to Kerraboot® for the Irish market. Kerraboot® is Ark's novel wound care device for the management of leg and foot ulcers.

Under the terms of the agreement, Ark will receive an undisclosed upfront payment and an ongoing royalty of 19% on sales in return for the marketing rights to Kerraboot®. BellPharma will also purchase the manufactured product from Ark and be responsible for marketing to all sectors of the healthcare community in Ireland, as well as achieving product reimbursement from the General Medical Scheme.

Lower leg and foot ulceration affects around 1% of the adult population in the developed world[1] and is particularly prevalent amongst the diabetic population where the ulcers can develop rapidly and are particularly difficult to heal. Kerraboot® provides a new approach to their management in the form of a novel, non pressurized, boot-like dressing device, which is simple, quick and pain free to change. Kerraboot® facilitates the draining and isolation of exudates such as matrix metalloproteases, which inhibit angiogenesis, from the ulcer. This allows natural growth factors, such as Vascular Endothelial Growth Factors (VEGF), to stimulate healing.

In clinical studies of ulcers managed with Kerraboot®, reductions in ulcer sizes of up to 60% have been observed over the four week study period, with both healthcare professionals and patients expressing a strong preference for Kerraboot® over existing treatments. UK based studies have also shown that management of ulcers with Kerraboot®, which does not involve any additional dressings, can be extremely cost effective.

Mr Paul Higham, Commercial Director of Ark, commented: "We are pleased to announce this second licensing deal for Kerraboot®. With its extensive sales and marketing experience and an in depth understanding of what is required to make products a success in the Irish market, BellPharma is the ideal partner for Kerraboot® in Ireland. We expect to further progress our international commercialisation strategy for Kerraboot® during 2005."

For further information please contact:

| | |
|---|---|
| Ark Therapeutics | +44 (0)20 7388 7722 |
| Dr Nigel Parker, Chief Executive | |
| Paul Higham, Director of Commercial Development | |
| | |
| Financial Dynamics | +44 (0)20 7831 3113 |
| David Yates | |
| Lucy Briggs | |


Sources:

1 Briggs M, Nelson EA: Topical agents or dressings for pain in venous leg ulcers; The Cochrane Library, Issue 1, 2002

Notes to Editors

Ark Therapeutics Group plc
Ark is an emerging healthcare group (the "Group") with one marketed product and three further lead products in late stage clinical development. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a balanced product portfolio targeted at specific unmet clinical needs within vascular disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Company's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom continue to play leading roles in the Company's research and development programmes.

BellPharma Limited
BellPharma is a privately owned Irish pharmaceutical company, established in June 2003, with the aim of providing the Irish market with quality & affordable medicines and healthcare products.

BellPharma's product focus is in three main areas; niche patent controlled medicines, affordable medicines (generics), and specialist hospital products (wound care). The company is currently focussing its efforts on sales and marketing rather than development, and in-licenses products exclusively for the Irish market.

BellPharma's management team has extensive experience in the pharmaceutical/healthcare business both within Ireland and abroad, and a thorough understanding of the dynamics of the Irish pharmaceutical market, which differs considerably from other European countries.

BellPharma plans to capitalise on the opportunity for significant growth in the generic market in Ireland, which is still relatively underdeveloped, as well as providing the Irish consumer with innovative & niche healthcare products.

*This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements*

*are based. As a result of these factors, prospective investors are cautioned not to rely on any forward-looking statement.*

END

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| | |
|---|---|
| **Company** | Ark Therapeutics Group PLC |
| **TIDM** | AKT |
| **Headline** | Holding(s) in Company |
| **Released** | 15:40 07-Jun-05 |
| **Number** | 2600N |

RNS Number:2600N
Ark Therapeutics Group PLC
7 June 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

Ark Therapeutics Group PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

Hansa Trust PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in paragraph 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

n/a

5) Number of shares/amount of stock acquired.

500,000

6) Percentage of issued Class

0.39%

7) Number of shares/amount of stock disposed

n/a

8) Percentage of issued Class

n/a

9) Class of security

Ordinary shares

10) Date of transaction

3 June 2005

11) Date company informed

6 June 2005

82-34804

12) Total holding following this notification

4,000,000

13) Total percentage holding of issued class following this notification

3.16%

14) Any additional information

Nick Plummer - +44(0)207 388 7722

15) Name of contact and telephone number for queries

Nick Plummer - Company Secretary

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 7 June 2005



END

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| | |
|---|---|
| **Company** | Ark Therapeutics Group PLC |
| **TIDM** | AKT |
| **Headline** | Listing Applications |
| **Released** | 16:41 08-Jun-05 |
| **Number** | 3268N |

## Listing Applications

London, 8 June 2005: Ark Therapeutics Group plc (LSE: AKT) announces that it has made an application for the admission of 425,232 ordinary shares of 1 pence each to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities. This follows the exercise of options under the following share option schemes:

| **Share option scheme** | **Number of Shares** |
|---|---|
| Ark Therapeutics Group Enterprise Management Incentive Share Option Plan | 31,750 |
| Ark Therapeutics Group Unapproved Share Option Plan | 393,482 |

The Company also announces that it has made a block listing application for the admission of 2,000,000 ordinary shares of 1 pence each to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities. These shares may be issued pursuant to the following share option schemes:

| **Share option scheme** | **Number of Shares** |
|---|---|
| Ark Therapeutics Group Enterprise Management Incentive Share Option Plan | 500,000 |
| Ark Therapeutics Group Unapproved Share Option Plan | 1,500,000 |

It is expected that admission to listing of the shares will take place on 9 June 2005.

The shares will rank pari passu with the existing ordinary shares of 1 pence each in the share capital of the Company.

**Enquiries**:

| **Ark Therapeutics Group plc** | |
|---|---|
| Nick Plummer, Company Secretary | +44 (0)20 7388 7722 |

END

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